EXHIBIT 99.1

PyroGenesis Announces $273,000 Plasma Torch Contract with European Research Centre to Reduce GHGs

MONTREAL, Feb. 07, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases (GHGs), announces today that it has signed a $273,000 plasma torch contract with a European research center (the "Client"), whose name and origin will remain anonymous for confidentiality and competitive reasons.

The contract, valued at €189,000, or approximately C$273,000, is for PyroGenesis to manufacture and deliver a 50-kW methane plasma torch, which will be used by the Client to develop a process to convert hydrocarbons, including methane (a GHG), into useful chemicals such as olefins (e.g., ethylene, propylene), thereby significantly reducing GHGs.

Olefins are widely used as base materials for many products, including plastics, detergents and adhesives. Ethylene (C2H4), an olefinic chemical, is the largest volume organic chemical produced globally and a basic building block for the chemistry industry. The majority of ethylene and propylene are produced from crude oil, which consumes enormous amounts of energy1, and generates large amounts of CO2.2 It is therefore crucial and urgent to replace the traditionally difficult, expensive and inefficient processes that add GHGs to the atmosphere.

“This contract, although small, once again underscores our plasma torch expertise and the significant benefits of PyroGenesis’ offerings which specifically reduce GHGs, and reinforces our ability to offer unique, versatile and meaningful solutions that expand the addressable market opportunities for the Company,” said Mr. P. Peter Pascali, CEO and President of PyroGenesis. “This latest agreement not only supports our overall strategy to become a leading provider of greenhouse gas reduction processes, but once again plants the seeds in a growing and untapped market. We could not be prouder of the fact that our plasma torches are consistently being selected by cutting-edge entities around the world. We look forward to expanding these relationships as a key element of our growth strategy.”

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.
For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/

__________________________
1 https://news.usc.edu/135695/climate-change-game-changer-usc-scientists-find-more-efficient-way-to-convert-methane-into-useful-chemicals/
2 Energies 2015, 8, 3739-3761; doi:10.3390/en8053739; Co-Production of Olefins, Fuels, and Electricity from Conventional Pipeline Gas and Shale Gas with Near-Zero CO2 Emissions. Part I: Process Development and Technical Performance, Yaser Khojasteh Salkuyeh and Thomas A. Adams II, Department of Chemical Engineering, McMaster University